Exhibit 2.1

SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This Second Amendment (this “Amendment”) is made and entered into as of October 17, 2022, by and among Adit EdTech Acquisition Corp., a Delaware corporation (“Acquiror”), ADEX Merger Sub, LLC, a Delaware limited liability company and wholly owned direct subsidiary of Acquiror (“Merger Sub”), and Griid Holdco LLC, a Delaware limited liability company (the “Company” and, together with Acquiror and Merger Sub, the “Parties”).

WHEREAS, the Parties have entered into an Agreement and Plan of Merger, dated as of November 29, 2021 (the “Effective Date”) and amended as of December 23, 2021 (as amended prior to the date hereof, the “Agreement”). Capitalized terms not otherwise defined in this Amendment shall have the respective meanings set forth in the Agreement.

WHEREAS, the market price of Bitcoin has dropped significantly since the Effective Date, causing margins for Bitcoin mining enterprises to shrink.

WHEREAS, on October 9, 2022, OpCo entered into the Fourth Amended and Restated Credit Agreement, by and among OpCo, Blockchain Access UK Limited, and the other parties thereto, and the Settlement and Release Agreement, by and among OpCo, Blockchain Capital Solutions (US), Inc., Acquiror and the other parties thereto to resolve certain disputes between OpCo and the Blockchain entities.

WHEREAS, given the foregoing circumstances, the Parties desire to amend the Agreement in accordance with Section 9.3 thereof.

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements contained in this Amendment, the Parties agree as follows:

1. Amendment to Section 1.1 of the Agreement. The definition of “Merger Consideration” is hereby amended and restated in its entirety to read as follows:

““Merger Consideration” means 58,500,000 shares of Acquiror Common Stock.”

2. Amendment to Section 3.1(e) of the Agreement.

The first two sentences of Section 3.1(e) of the Agreement are hereby amended and restated in their entirety to read as follows:

“Immediately prior to the Effective Time, the Warrant to Purchase Class B Units (the “Blockchain Warrant”), issued by OpCo to Blockchain Capital Solutions (US), Inc. (“Blockchain Capital Solutions”), effective as of October 9, 2022, shall be deemed exercised, and the Company shall deliver to Blockchain Capital Solutions that number of fully paid and nonassessable Class B Units as is determined according to the formula set forth in Section 2.4 of the Blockchain Warrant. Therefore, for purposes of this Agreement, Blockchain Capital Solutions shall be treated as a Holder of Class B Units and shall be entitled to receive its Class B Proportionate Interest of the Merger Consideration with respect to the Class B Units issuable under the Blockchain Warrant as set forth in Section 3.1(c).”

The third sentence of Section 3.1(e) of the Agreement is hereby deleted in its entirety.

3. Amendment to Section 6.1(b)(vi)(A) of the Agreement. Section 6.1(b)(vi)(A) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(A) incur, create or assume any Indebtedness in excess of $1,000,000, individually or in the aggregate, except with respect to any Indebtedness contemplated by that certain Fourth Amended and Restated Credit Agreement, dated October 9, 2022, by and among OpCo, Blockchain Access UK Limited (“Blockchain”), and the other parties thereto,”

4. Amendment to Section 6.5 of the Agreement.

Section 6.5(a) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(a) The Parties intend that for U.S. federal (and, as applicable, state and local) income Tax purposes, the receipt by Acquiror of the Acquired Surviving Company Units in the Merger be treated as the contribution of the Acquired Surviving Company Units by the Holders to Acquiror in exchange for Acquiror’s payment to the applicable Holders of the Merger Consideration in a transaction described under Section 351(a) of the Code (the “Intended Tax Treatment”), but acknowledge that Section 351 requires, among other things, as a result of the Merger, and immediately after the Merger, the Holders own 80% or more of the outstanding stock of the Acquiror (the 80% Requirement”), and whether that requirement will be met will not be known until the amount of Acquiror Stock that is redeemed by the Pre-Closing Acquiror Stockholders is known. Each of the Parties shall use commercially reasonable efforts to take or not to take an action that could reasonably be expected to cause the Merger to fail to qualify for the Intended Tax Treatment, other than actions that are contemplated in the redemption of Acquiror Stock owned by Pre-Closing Acquiror Stockholders. If the requirements of Section 351 are not met, the exchange of Acquired Surviving Company Units in the Merger will be a taxable event. It is understood that even if Section 351(a) applies to the exchange, certain Holders may recognize gain consistent with the terms of Revenue Ruling 80-323, to account for the liabilities of the Surviving Company that are allocated to those Holders (the “Modified Intended Tax Treatment”).”

Section 6.5(b) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(b) If as a result of the Merger, and immediately after the Merger, the Holders own 80% or more of the outstanding stock of the Acquiror, except as required by a “determination” within the meaning of Section 1313 of the Code, the Parties shall, and shall cause each of their respective applicable Affiliates to: (i) prepare and file all Tax Returns consistent with the Intended Tax Treatment or the Modified Intended Tax Treatment, as applicable (collectively, the “Tax Positions”); (ii) take no position in any communication with any Governmental Entity or any other action inconsistent with the Tax Positions; (iii) promptly inform each other of any challenge by any Governmental Entity to any portion of the Tax Positions; (iv) consult with and keep one another informed with respect to the status of, and any discussion, proposal or submission with respect to, any such challenge to any portion of the Tax Positions; and (v) use their respective commercially reasonable efforts to defend the Tax Positions in any audit, examination, claim or other similar proceeding.”

Section 6.5(g) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(g) If required by the SEC, the Registration Statement to be filed with the SEC will be prepared acknowledging the Intended Tax Treatment and the Modified Tax Treatment, and the inability to conclude as to whether the Intended Tax Treatment or the Modified Tax Treatment is expected to be realized. The Registration Statement will describe the expected tax treatment if (i) the Intended Tax Treatment and Modified Tax Treatment is realized and (ii) the expected tax treatment if the requirements of Section 351 are not met. If the SEC requests that a tax opinion be prepared and submitted in connection with the preparation and filing of the Registration Statement, (i) each of Acquiror and the Company shall deliver to Troutman Pepper Hamilton Sanders LLP (“Troutman”) customary Tax representation letters satisfactory to Troutman, signed by an authorized officer, and dated and executed as of the date the Registration Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by Troutman in connection with the preparation and filing of the Registration Statement, and (ii) Troutman shall render an opinion in connection with the filing of the Registration Statement subject to customary assumptions and limitations, to the effect that the tax disclosure in the Registration Statement reflects the opinion of Troutman (the “Tax Opinion”).”

5. Amendment to Section 6.6 of the Agreement. Section 6.6(b) of the Agreement is hereby deleted in its entirety and Section 6.6(c) shall be amended and restated in its entirety to read as follows:

“(b) The Company shall notify the Acquiror Parties promptly after receipt by the Company or any of its Representatives of any Company Alternative Transaction, any inquiry that would reasonably be expected to lead to a Company Alternative Transaction, or any request for non-public information of the Company or any Company Group Member related to a Company Alternative Transaction. In such notice, the Company shall identify the third party making any such Company Alternative Transaction, indication or request and provide the details of the material terms and conditions of any such Company Alternative Transaction, indication or request.”

6. Amendment to Section 6.10 of the Agreement. Section 6.10 of the Agreement is hereby deleted in its entirety.

7. Addition of Section 6.22 of the Agreement. The following provision is hereby included as Section 6.22 of the Agreement:

“Section 6.22 Acquiror Alternative Transaction. Notwithstanding anything to the contrary set forth in this Agreement, including Acquiror’s obligations under Article VI (which shall in all cases be qualified by and subject to this Section 6.22), nothing in this Agreement shall prohibit, limit or otherwise restrict the Acquiror Parties or their Representatives from (a) soliciting, initiating, encouraging, facilitating, discussing or negotiating any inquiry, proposal or offer (written or oral) with respect to an Acquiror Alternative Transaction; (b) furnishing or disclosing any non-public information to any Person in connection with, or that would reasonably be expected to lead to, an Acquiror Alternative Transaction; or (c) entering into any Contract or other arrangement or understanding regarding an Acquiror Alternative Transaction.”

8. Amendment to Section 8.1 of the Agreement.

Section 8.1(d) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(d) by Acquiror, if the Transactions shall not have been consummated on or prior to January 14, 2023 (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to Acquiror if (i) any Acquiror Party’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the Transactions on or before the Termination Date or (ii) any Proceeding for specific performance to compel the Closing is pending in a court specified in Section 9.16 as of the Termination Date; provided, further that the Termination Date may be extended for successive ninety (90)-day periods by Acquiror in its sole discretion (in which case any references to Termination Date herein shall mean the Termination Date as extended);”

Section 8.1 of the Agreement is hereby amended by deleting “or” at the end of Section 8.1(f), replacing the period at the end of Section 8.1(g) with “;” and adding the following new Section 8.1(h), Section 8.1(i) and Section 8.1(j):

“(h) by Acquiror, if the board of managers (or similar body) of the Company or any other Company Group Member or any Holder approves any plan of liquidation, winding up or reorganization for any Company Group Member or the sale, assignment, transfer, lease, license or other disposition to any Person other than Acquiror or Merger Sub of all or any material portion of the assets or equity of the Company Group, or any Company Group Member enters into any Contract to take or cause to be taken any of the foregoing actions;

(i) by Acquiror, if Blockchain provides notice to any Company Group Member pursuant to that certain Fourth Amended and Restated Credit Agreement, dated October 9, 2022, by and among OpCo, Blockchain, and the other parties thereto, as amended, restated, supplemented or otherwise modified, informing such Company Group Member that the Indebtedness thereunder (x) has been accelerated or (y) will be accelerated and no Company Group Member has an opportunity to cure the breach or breaches causing such acceleration; or

(j) by Acquiror, in order to enter into a binding written definitive agreement providing for the consummation of an Acquiror Alternative Transaction.”

9. Amendment to Section 8.2 of the Agreement. The first sentence of Section 8.2 of the Agreement is hereby amended and restated in its entirety to read as follows:

“In the event of the termination of this Agreement pursuant to Section 8.1, this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Representatives) with the exception of (a) Section 6.3, this Section 8.2, Section 8.3, Article 9 and Article 1 (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties and (b) the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with their respective terms.

10. Addition of Section 8.3 of the Agreement. The following provision is hereby included as Section 8.3 of the Agreement:

“Section 8.3. Termination Fee.

(a)	In the event that:

(i) this Agreement is terminated by Acquiror pursuant to Section 8.1(b), Section 8.1(e), Section 8.1(g), Section 8.1(h) or Section 8.1(i);

(ii) this Agreement is terminated by the Company pursuant to Section 8.1(e); or

(iii) any Company Group Member rejects this Agreement in any bankruptcy, insolvency, reorganization or similar Proceeding;

then, in any such event under clause (i), (ii) or (iii) of this Section 8.3(a), the Company shall pay to Acquiror a nonrefundable termination fee of $50,000,000 (the “Termination Fee”). Any payment of the Termination Fee required to be made pursuant to: (1) Section 8.3(a)(i) shall be made to Acquiror within two (2) Business Days after termination of this Agreement by Acquiror as set forth in Section 8.3(a)(i); (2) Section 8.3(a)(ii) shall be made to Acquiror immediately prior to and as a condition to such termination of this Agreement by the Company as set forth in Section 8.3(a)(ii); and (3) Section 8.3(a)(ii) shall be made to Acquiror (except as otherwise required by applicable Law or the relevant Governmental Entity) immediately upon rejection of this Agreement in the Proceeding described in Section 8.3(a)(ii). All payments under this Section 8.3(a) shall be made by wire transfer of immediately available funds to an account to be designated by Acquiror. Except in the case of Fraud or Willful Breach, in the event that Acquiror receives full payment pursuant to this Section 8.3(a), then, receipt of the Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Acquiror, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Acquiror, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company Group or any of its Affiliates for damages or any equitable relief arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination. Notwithstanding the foregoing, nothing in this Section 8.3(a) shall prevent, limit or otherwise restrict the right of Acquiror, Merger Sub or any of their respective Affiliates to bring or maintain any claims arising out of any Company Group Member’s Fraud or Willful Breach and any Termination Fee paid to Acquiror hereunder will be offset against any award for damages given to Acquiror pursuant to any claim for Fraud or Willful Breach.

(b) The Company and Acquiror acknowledge that the agreements contained in Section 8.3(a) are an integral part of the Transactions, and that, without those agreements, the Company, Acquiror and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to make payment of any amount payable under Section 8.3(a) within the time period specified in Section 8.3(a), as the case may be, and Acquiror commences a Proceeding to collect such amount that results in a judgment against the Company Group, the Company Group shall reimburse Acquiror for its fees and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding and shall pay interest on the amount of the payment at the prime rate as published in The Wall Street Journal in effect on the date the amount was payable pursuant to Section 8.3(a), with such interest to accrue beginning on the date such amount first was payable pursuant to Section 8.3(a), to the date of payment.”

11. Effectiveness. This Amendment shall be effective as of the date first written above following the execution of this Amendment by the Parties. Any reference in the Agreement to “this Agreement” shall hereafter be deemed to refer to the Agreement as amended by this Amendment.

12. Miscellaneous Terms. The provisions of Article 9 of the Agreement shall apply mutatis mutandis to this Amendment.

13. Full Force and Effect. Except as specifically amended herein, the Parties hereby acknowledge and agree that all of the terms and provisions set forth in the Agreement remain in full force and effect in all respects.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, Acquiror, Merger Sub and the Company have caused this Amendment to be executed as of the date first written above.

ADIT EDTECH ACQUISITION CORP.

By:	/s/ David Shrier
Name:	David Shrier
Title:	Chief Executive Officer

ADEX MERGER SUB, LLC

By: Adit EdTech Acquisition Corp., its sole member

By:	/s/ David Shrier
Name:	David Shrier
Title:	Chief Executive Officer

[Signature Page to Second Amendment to Merger Agreement]

GRIID HOLDCO LLC

By:	/s/ James D. Kelly III
Name:	James D. Kelly III
Title:	Chief Executive Officer and President

[Signature Page to Second Amendment to Merger Agreement]